United States securities and exchange commission logo





                          December 5, 2023

       John Xu
       President and Chief Executive Officer
       Maison Solutions Inc.
       127 N Garfield Ave.
       Monterey Park, CA 91754

                                                        Re: Maison Solutions
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 29,
2023
                                                            File No. 333-275776

       Dear John Xu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services